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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 500
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Deering (312) 362-2392
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sue Hendrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Capital Management LLC (the Company) as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
DONNA LAHEY
COMMISSION EXPIRES 02/06/10
NOTARY PUBLIC STATE OF ILLINOIS



Sue Hendrick
Chief Financial Officer of Managing Member



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

PEAK6 Capital Management LLC
December 31, 2006
With Report of Independent Registered Public Accounting Firm

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
February 23, 2007

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2006

Assets	
Securities owned	$ 2,077,513,207
Receivable from clearing brokers	568,882,664
Interest and dividends receivable	7,483,694
Computer equipment and software, net of accumulated depreciation of $1,271,409	363,695
Other assets	428,739
Total assets	$ 2,654,671,999
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 2,434,410,040
Interest and dividends payable	5,831,035
Accrued compensation	8,656,275
Accounts payable and other accrued liabilities	1,948,260
Total liabilities	2,450,845,610
Subordinated borrowings	14,096,111
Member's equity	189,730,278
Total liabilities and member's equity	$ 2,654,671,999

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Nature of Business

PEAK6 Capital Management LLC, a Delaware Limited Liability Company (the Company), a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2037.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Securities owned and securities sold, not yet purchased are carried at market value based on quoted market prices. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of any fair valued securities and the effect of certain of the measurements reported in the statement of income.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement are netted by broker in receivable from clearing brokers in the statement of financial condition. Receivables from clearing brokers also include net unrealized gains and losses on futures contracts, netted by counterparty. Futures are valued at market value based on exchange settlement prices. The Company may obtain short-term financing from the clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

2. Significant Accounting Policies (continued)

Computer Equipment and Software, Net

Computer equipment and software purchased are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2006, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 1,452,512,298	$ 1,307,602,822
Equity options	625,000,909	1,126,807,218
	$ 2,077,513,207	$ 2,434,410,040

All equity securities may be pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

4. Computer Equipment and Software, Net

Computer equipment and software, net at December 31, 2006, consisted of the following:

Computer equipment	$ 1,274,380
Software	360,724
	1,635,104
Less accumulated depreciation	(1,271,409)
	$ 363,695

5. Related-Party Transactions

Effective April 1, 2006, the Company and the Member entered into an intercompany expense agreement. The expense sharing agreement details how both direct and indirect costs are allocated. The Company incurs all direct costs paid by the Member on its behalf. Indirect costs are allocated as a management fee and include technology services, accounting and back office services, management services, and administrative services. As of December 31, 2006, $48,355 of the management fee remains payable to the Member and is included in accounts payable and other accrued liabilities in the statement of financial condition. In addition, the agreement provides for an occupancy fee.

6. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Exchange, borrowed $7,500,000 at December 31, 2006, from Goldman Sachs Credit Partners, LP at an interest rate of prime. At December 31, 2006, the effective annual interest rate of 8.25%. The note matures on April 12, 2007.

The Company has, under a cash subordination agreement approved by the Exchange, a line of credit of $25,000,000 with Harris Bank. During the year ended December 31, 2006, the Company repaid subordinated borrowings on this line of credit in the amount of $20,000,000. The Company did not have any amounts outstanding on the line of credit as of December 31, 2006.

In addition, the Company participates in an employee incentive compensation plan sponsored by the Member covering a selected group of key personnel. This plan is an unfunded deferred incentive compensation arrangement and provides vesting at the end of three years. The total deferred incentive compensation payable at December 31, 2006, was $6,596,111. These amounts are also subject to subordination agreements, approved by the Exchange.

6. Subordinated Borrowings (continued)

To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Employee Benefit Plan

The Member sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Derivative contracts are valued at fair value. The fair value of options is included in Note 3. As of December 31, 2006, the receivable from clearing brokers balance included $18,300,426 in net unrealized gains on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

8. Derivative Financial Instruments (continued)

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through two clearing brokers. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2006, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2006, are included in securities sold, not yet purchased on the statement of financial condition.

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition (continued)

9. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2006, the Company had net capital of $100,375,568, which was $99,668,599 in excess of its required net capital. At December 31, 2006, its percentage of aggregate indebtedness to net capital was 10.56%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

END